Exhibit 99.1

February 4, 2021 Banco Santander Chile Earnings Report 4Q20

Contents Page 32 Section 9: Share Performance 33 Annex 1: Balance Sheet 34 Annex 2: YTD Income Statements 35 Annex 3: Quarterly Income Statements 36 Annex 4: Quarterly Evolution of Main Ratios and Other Information 1. Important Information 2. Section 1: Key Consolidated Data 3. Section 2: Summary of Results 09 Section 3: Macro recovery and COVID - 19 update 12 Section 4: YTD Results by Reporting Segment 14 Section 5: Loans, Funding and Capital 19 Section 6: Analysis of Quarterly Income Statement 30 Section 7: ESG 31 Section 8: Credit Risk Ratings CONTACT INFORMATION Investor Relations Department Banco Santander Chile Bandera 140 Floor 19 Santiago, Chile Tel: (562) 2320 - 8284 Email: irelations@santander.cl Website: www.santander.cl

1 Important information Banco Santander Chile cautions that this presentation contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 . These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance . While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations . These factors include, but are not limited to : (1) general market, macro - economic, governmental and regulatory trends ; (2) movements in local and international securities markets, currency exchange rates, and interest rates ; (3) competitive pressures ; (4) technological developments ; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties . The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance . Note : the information contained in this presentation is not audited and is presented in Chilean Bank GAAP which is similar to IFRS, but there are some differences . Please refer to our 2019 20 - F filed with the SEC for an explanation of the differences between Chilean Bank GAAP and IFRS . Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles . Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank .

Section 1: Key consolidated data

Balance Sheet (Ch$mn)	**Dec-20**	**Dec-19**	**% Change**
Total assets	55,776,077	50,578,246	10.3%
Gross customer loans	34,409,170	32,731,735	5.1%
Customer deposits	25,142,684	23,490,249	7.0%
Customer funds[1]	33,234,250	30,014,347	10.7%
Total shareholders' equity	3,567,916	3,390,823	5.2%
Income Statement (YTD)	**Dec-20**	**Dec-19**	**% Change**
Net interest income	1,593,848	1,416,851	12.5%
Net fee and commission income	267,278	287,086	(6.9%)
Net operating profit before provisions for loan losses	2,024,363	1,935,554	4.6%
Provision for loan losses	(511,073)	(420,447)	21.6%
Op expenses excluding impairment and other op. exp.	(768,546)	(749,861)	2.5%
Operating income	652,298	701,499	(7.0%)
Income before tax	653,686	702,645	(7.0%)
Net income attributable to equity holders of the Bank	517,447	552,093	(6.3%)
Profitability and efficiency	**Dec-20**	**Dec-19**	**Change bp**
Net interest margin (NIM)[2]	4.0%	4.1%	(12)
Efficiency ratio[3]	39.8%	40.0%	(23)
Return on avg. equity	14.5%	16.7%	(220)
Return on avg. assets	0.9%	1.3%	(35)
Core capital ratio	10.7%	10.1%	53
BIS ratio	15.4%	12.9%	252
Return on RWA	1.5%	1.7%	(24)
Asset quality ratios (%)	**Dec-20**	**Dec-19**	**Change bp**
NPL ratio[4]	1.4%	2.1%	(64)
Coverage of NPLs ratio[5]	226.7%	135.4%	9,129
Cost of credit[5]	1.5%	1.3%	14
Clients and service channels (#)	**Dec-20**	**Dec-19**	**Change (%)**
Total clients	3,607,609	3,418,185	5.5%
Digital clients	1,546,524	1,246,996	24.0%
Current account holders (including Superdigital)	1,508,530	1,142,078	32.1%
Branches	358	377	(5.0%)
ATMs (including depositary ATMs)	1,199	1,088	10.2%
Employees	10,470	11,200	(6.5%)
Market capitalization (YTD)	**Dec-20**	**Dec-19**	**Change (%)**
Net income per share (Ch$)	2.75	2.93	(6.3%)
Net income per ADR (US$)	1.54	1.57	(1.7%)
Stock price (Ch$/per share)	34.1	43	(20.7%)
ADR price (US$ per share)	18.99	23.07	(17.7%)
Market capitalization (US$mn)	8,946	11,180	(20.0%)
Shares outstanding (millions)	188,446.1	188,446.1	--%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	--%

1. Customer funds= Demand deposits+ Time deposits+ Mutual funds brokered. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.
2. NIM = Net interest income annualized divided by interest earning assets.
3. Efficiency ratio: Operating expenses excluding impairment and other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus other operating expenses.
4. Capital + future interest of all loans with one installment 90 days or more overdue divided by total loans.
5. Loan loss allowance divided by Capital + future interest of all loans with one installment 90 days or more overdue. Includes additional provisions. Adjusted to include the Ch$16,000 million additional provisions from 4Q19, the Ch$30,000 million established in 2Q20, the Ch$30,000 million established in 3Q20, and the Ch$50,000 million established in 4Q20.
6. Provision expense annualized divided by average loans.

2

1. The information contained in this report is unaudited and is presented in accordance with Chilean Bank GAAP as defined by the Financial Markets Commission (CMF). Sect i o n 2 : Su m m a r y o f r e s u l t s 1 Net income attributable to shareholder up 57 . 2 % YoY in 4 Q 20 . ROAE of 20 . 4 % in 4 Q 20 Net income attributable to shareholders in 4 Q 20 totaled Ch $ 183 , 435 million (Ch $ 0 . 97 per share and US $ 0 . 55 per ADR), increasing 74 . 5 % compared to 3 Q 20 from now on QoQ) and increasing 57 . 2 % compared to 4 Q 19 . It is important to point out that 4 Q 20 results include an additional provision of Ch $ 50 , 000 million recognized in order to increase coverage ratios considering the uncertainty surrounding the potential impacts on credit quality of the COVID - 19 crisis . Even with this impact, net income increased 74 . 5 % QoQ due to higher net interest income, a rebound in fees, an improvement in asset quality and cost control . The Bank's ROAE expanded 886 bp compared to 3 Q 20 , reaching 20 . 4% . With these strong results, net income attributable to shareholders accumulated up to December 2020 totaled Ch $ 517 , 447 million (Ch $ 2 . 75 per share and US $ 1 . 54 per ADR), decreasing 6 . 3 % compared to 2019 with a ROAE of 14 . 5 % year - to - date (YTD) . 41% YoY rise in non - interest bearing demand deposits The Bank’s total deposits increased 7 . 0 % YoY and decreased 2 . 1 % QoQ in 2 Q 20 . In the quarter, non - interest bearing demand deposits continued to grow strongly, reaching 4 . 7 % QoQ and 41 . 4 % YoY due to high growth of retail checking accounts and continued strength in the Bank’s transactional banking services for companies . Demand deposit growth was also driven by the effects of the second withdrawal from pension funds . Time deposits decreased 19 . 8 % YoY and 10 . 2 % QoQ due to lower interest rates . In March, the Central Bank lowered its MPR, which serves as reference rate for most CLP denominated deposits . At the same time the Bank continued to enforce time deposit price discipline, improving our time deposit funding cost in nominal pesos in absolute terms and compared to our main peers . 3

Life and Superdigital driving digital account openings Retail demand deposit growth was also driven by Life and Superdigital that thrived in the quarter . The lockdowns have increased the demand for online banking services and our attractive digital product offer drove record demand for these products . Our digital channels have proven vital during the COVID - 19 crisis providing clients with an easy access to our transactional products . Santander Life continues to be the main contributor to new client growth due to the success of this product’s Meritolife Program and Digital On - boarding process for opening a checking account . Total new clients in Life in 2020 increased 259 % YTD and in the fourth quarter Life opened 121 , 219 checking accounts . The lockdowns have increased the demand for online banking services and Santander Life’s attractive product offer has continued to drive demand for this product . Life already has more than 480 , 000 clients, 75 % of which were digitally onboarded . In April 2020 , Superdigital was fully launched to the public and a record amount of debit accounts were opened in the quarter, providing an attractive alternative for unbanked Chileans to manage the money received from government initiatives during the COVID - 19 crisis . In April Superdigital had 20 , 000 clients and this jumped to over 100 , 000 by September . At the end of December 2020 , we already had close to 130 , 000 clients . The Bank opens more than 3x more current account than the banking system As a result of these efforts, the Bank’s market share in traditional checking accounts remained strong . According to the latest publicly available information, which is as of November 2020 , net account openings at Santander Chile were equivalent to more than 3 x the total account openings in the rest of the banking system, reaching a market share of over 25 % in checking accounts . These figures do not include Superdigital, since those accounts are categorized as debit cards . 4

Solid YoY loan growth of 5.1%. Retail loans lead growth in 4Q20 Total loans increased 5 . 1 % YoY and decreased 1 . 2 % QoQ . After strong loan growth in the first semester of 2020 , loan growth decelerated in the quarter as the Middle - market and CIB segment reduced their demand for working capital loans for liquidity needs and the demand from SMEs for FOGAPE loans also waned . As of December 31 , 2020 , the Bank had approved approximately Ch $ 2 , 076 billion (or US $ 2 . 9 billion) loans granted under this program, representing 12 . 2 % of our total commercial loan book . Loans to individuals increased 2 . 8 % YoY and 1 . 8 % QoQ . Consumer loans increased 0 . 3 % QoQ, which show early signs of recovery after various quarters contracting . Mortgage loans increased 10 . 2 % YoY and 2 . 5 % QoQ . Long - term interest rates have remained at attractive levels, contributing to the sustained growth, especially among high - income earners . Positive evolution of repayment of reprogrammed loans . Increasing coverage to 227 % At the start of the pandemic in March, the Bank offered grace periods to clients with good payment behavior with consumer loans receiving up to 3 months, commercial loans up to 6 months and mortgage loans initially receiving 3 months with the possibility to extend a further 3 months for clients that were most affected by the lockdowns . As we only gave 3 - month grace periods for consumer loans, the payment holiday for most of these clients has finished . The majority of the 6 - month grace periods have also finished during the months of October, November and December . Early NPLs have been less than 1% , showing better payment behavior than pre - COVID . During the quarter, provisions decreased 44 . 2 % YoY and 35 . 8 % QoQ . The QoQ decrease was mainly due to positive evolution of asset quality . The cost of credit in 4 Q 20 reached 1 . 0 % compared to 1 . 5% 3 Q 20 and 1 . 9 % in 4 Q 19 . In 4 Q 20 , the Bank set an additional $ 50 billion in additional provisions . The positive evolution of asset quality following the finalization of part of the payment holidays gave way to a low cost of risk in 4 Q 20 , but given the uncertainty that still exists around the COVID - 19 crisis and that new waves of the virus could hurt economic activity, the Board felt it was prudent to take on additional provisions . In total, the Bank has set aside since 4 Q 19 , Ch $ 126 billion in additional provisions of which, Ch $ 26 billion are for consumer loans, Ch $ 10 billion has been allocated to mortgage loans and Ch $ 90 billion to the commercial loan portfolio . As a result, the Expected loan loss ratio (Loan loss allowance over total loans) rose from 3 . 1 % in 3 Q 20 to 3 . 2 % in 4 Q 20 as the Bank continued to increase its coverage ratio . The NPL ratio improved from 2 . 1 % in 4 Q 19 and 1 . 6 % in 3 Q 20 to 1 . 4 % in 4 Q 20 due to the healthy payment behavior after the payment holidays given in previous months while the Impaired loans ratio fell slightly to 5 . 2% . The total Coverage ratio , including the additional provisions, reached 226 . 7 % in 4 Q 20 . 5

2. Core Capital ratio = Shareholders’ equity divided by Risk - weighted Assets (RWA) according to CMF BIS I definitions. 3. BIS ratio: Regulatory capital divided by RWA. BIS ratio at 10 - year high leads to second payout of 2019 earnings in 4Q20 The Bank’s core capital ratio 2 was 10 . 7 % and the total BIS ratio 3 was 15 . 4 % as of December 31 , 2020 , the highest level since 2009 . Considering the solid capital ratios achieved as of September 2020 , the Board of Directors summoned an extraordinary shareholders’ meeting which was held on November 26 in which shareholders approved the distribution of a dividend of Ch $ 0 . 88 /share equivalent to a 3 % dividend yield, using the share price on the day this announcement was made . With this, the total payout ratio paid in 2020 over 2019 earnings amounted to 60% , in line with the historical average . NII up 18.0% YoY in 4Q20 driven by higher inflation and lower cost of funds In 4 Q 20 , Net interest income, NII, increased 18 . 0 % compared to 4 Q 19 and 16 . 3 % compared to 3 Q 20 . The Bank’s NIM in 4 Q 20 was 4 . 3% , higher compared to the 3 . 7 % in 3 Q 20 and 4 . 2 % in 4 Q 19 , with strong inflation in the quarter of 1 . 3 % and an improved funding and loan mix . Cost of funds decreased from 2 . 8 % in 4 Q 19 to 2 . 0 % in 4 Q 20 . The Central Bank has maintained an expansive monetary policy throughout 2020 with the reference rate currently at 0 . 5% . This had a positive impact on time deposit costs denominated in nominal pesos, which comprise most of our time deposits . Furthermore, the Bank’s access to the Central Bank liquidity lines with an interest rate of 0 . 5 % also lowered funding costs . These positive effects contributed to offset the growth in lower yielding but less risky interest earning assets, such as government treasuries, Central Bank bonds, corporate loans and FOGAPE loans in 2020 . Fees increase 12.1% QoQ. Lower results from non - client treasury income Fee income increased 12 . 1 % compared to 3 Q 20 as lockdowns eased . Card transactions are already picking up due to greater usage of our card products . For this reason, in 3 Q 20 debit and credit card fees were up 9 . 8 % QoQ and 61 . 5 % YoY . Insurance brokerage increased 16 . 6 % QoQ in 4 Q 20 driven by our digital insurance platforms . Total income from financial transactions, net , decreased of 26 . 2 % QoQ and 44 . 3 % YoY, mainly due to lower non - client treasury income . During the quarter the peso appreciated 9 . 2% . This resulted in lower provision expense for loans denominated in US $ when translated to Ch $ , giving a lower cost of credit in the quarter of Ch $ 14 bn . As this result is hedged, the counter - balancing hedge is recognized in this line . 6

Productivity continues to rise . Efficiency ratio of 39 . 8 % YTD Operating expenses increased 0 . 7 % YoY and decreased 1 . 0 % QoQ with the Bank’s efficiency ratio reached 38 . 3 % in 4 Q 20 and 39 . 8 % YTD, demonstrating good cost control . Productivity continues to rise with volumes (loans plus deposits) per branch increasing 11 . 5 % YoY and volumes per employee rising 13 . 3 % YoY despite COVID - 19 effects . YTD Operating expenses to total assets improved to 1 . 3 % in 4 Q 20 compared to 1 . 7 % in in 4 Q 19 . During the quarter we held the event Santander Digital Talk , where we outlined the various digital initiatives we have been working on, and investors were able to participate in a Q&A session with the Bank’s senior management . In this event, the CEO announced an investment plan of US $ 250 million for the years 2021 - 2023 , which will enable us to further our digital initiatives, making them more user - friendly and increasing cross - selling . # of branches + 13.3% 1. Volumes= Loans+ Deposits Points of Sale Productivity per Point of Sale Productivity per employee Volumes 1 per point of sale, Ch$mn +11.5% Volumes 1 per employee, Ch$mn - 5.0% 377 358 1 2 M19 1 2 M20 149 , 130 166 , 346 1 2 M19 1 2 M20 5 , 020 7 5 , 688 1 2 M19 1 2 M20

Summary of Quarterly Results

	Quarter			Change %	
(Ch$mn)	4Q20	3Q20	4Q19	4Q20/4Q19	4Q20/3Q20
Net interest income	443,638	381,568	375,821	18.0%	16.3%
Net fee and commission income	69,024	61,589	76,702	(10.0%)	12.1%
Total financial transactions, net	4,054	37,461	54,444	(92.6%)	(89.2%)
Provision for loan losses	(84,888)	(132,252)	(152,004)	(44.2%)	(35.8%)
Operating expenses (excluding Impairment and Other operating expenses)	(190,465)	(192,425)	(189,081)	0.7%	(1.0%)
Impairment, Other op. income & expenses	(18,955)	(17,182)	(15,429)	22.9%	10.3%
Operating income	**222,408**	**138,759**	**150,453**	**47.8%**	**60.3%**
Net income attributable to shareholders	**183,435**	**105,139**	**116,707**	**57.2%**	**74.5%**
Net income/share (Ch$)	0.97	0.56	0.62	57.2%	74.5%
Net income/ADR (US$)[1]	0.55	0.28	0.33	64.9%	92.1%
Total loans	**34,409,170**	**34,880,098**	**32,731,735**	**5.1%**	**(1.4%)**
Deposits	**25,142,684**	**25,686,273**	**23,490,249**	**7.0%**	**(2.1%)**
Shareholders' equity	3,567,916	3,646,910	3,390,823	5.2%	(2.2%)
Net interest margin	4.3%	3.7%	4.2%		
Efficiency ratio[2]	38.3%	41.5%	38.3%		
Return on equity[3]	20.4%	11.5%	13.9%		
NPL / Total loans[4]	1.4%	1.6%	2.1%		
Coverage NPLs[5]	226.7%	198.5%	135.4%		
Cost of credit[6]	1.0%	1.5%	1.87%		
Core Capital ratio[7]	10.7%	10.7%	10.1%		
BIS ratio[8]	15.4%	15.1%	12.9%		

1. The change in earnings per ADR may differ from the change in earnings per share due to exchange rate movements. Earnings per ADR was calculated using the Observed Exchange Rate (Exchange rate for the last trading day of the quarter taken from the Central Bank of Chile) for each period.
2. Efficiency ratio: Operating expenses excluding impairment and Other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus Other operating expenses.
3. Return on average equity: annualized quarterly net income attributable to shareholders divided by Average equity attributable to shareholders in the quarter. Averages calculated using monthly figures.
4. NPLs: Non-performing loans: total outstanding gross amount of loans with at least one installment 90 days or more overdue.
5. Coverage NPLs: loan loss allowances divided by NPLs.
6. Cost of credit: annualized provision for loan losses divided by quarterly average total loans. Averages calculated using monthly figures
7. Core capital ratio = Shareholders' equity divided by risk-weighted assets according to CMF BIS I definitions.
8. BIS ratio: regulatory capital divided by RWA.

8

Government programs and withdrawal from pension funds help support households The Government has announced various new initiatives for different segments of the Chilean population such as tax breaks and one - off payments to vulnerable households and aid to middle - class families . In July, a law was passed permitting Chileans to withdraw a minimum of UF 35 (US $ 1 , 200 ) and a maximum of UF 150 (US $ 5 , 300 ) from their pension funds . For those that have funds below UF 35 , they were able to take out the total amount of their savings . The draw down was tax - free and approximately US $ 16 billion was withdrawn in August and September, the equivalent of 6 % of GDP . Then again in December, a second pension fund withdrawal was approved, although this time it was not tax - exempt . This added another US $ 14 billion in liquidity to the system up until the end of January 2021 . This immediate injection of cash in the pockets of individuals as the lockdowns started to lift, contributed to higher consumption (and higher inflation) and also individuals repaying debts with more than 397 , 000 people qualifying to leave the Chilean negative credit bureau in the weeks following the withdrawals . Sect i o n 3 : C OVI D - 1 9 Up d a te COVID - 19 situation in Chile The first case of COVID - 19 in Chile was on March 3 , 2020 and contagion continued to progress, reaching a peak of infections in mid - May . Following May’s peak, the situation in Chile gradually improved, although in recent weeks the cases have begun to rise again . The government implemented strict guidance on the reopening of the country, with each county having to meet targets in terms of cases and hospital availability in order to access greater mobility freedom with the possibility of stronger confinement measures if these indicators start to show deterioration . In Chile, the process to vaccinate the population has begun, with over 56 , 000 people already vaccinated in the first weeks . With the arrival of the latest shipment, with a total of 3 . 8 million vaccines, starting February 3 rd a massive vaccination process has begun, starting with the riskiest segments such as the health workers and the elderly. Each week it will include a broader segment of the population, trickling down to those that have close contact with people in their work. Chile has requested vaccines from all major laboratories, including Pfizer - Biontech, AztraSeneca - Oxford, Sinovac, and Johnson & Johnson. The target is to have 5 million people vaccinated by the end of March, and 13 million by the end of June, which accounts for 80% of the objective population. 9

FOGAPE loans and payment holidays A FOGAPE 2 . 0 has recently been announced , with less restrictions in terms of interest rates, terms, and use of proceeds . These loans will also have the state guarantee but will be able to be used for investment and payment of debts, in addition to working capital . The maximum interest rate was also increased to the Central Bank Monetary Policy Rate + 0 . 6 % nominal per month . Even though there still exists an important amount of uncertainty surrounding the COVID - 19 pandemic and asset quality going forward, payment trends have been positive so far . As of December 31 , 2020 , Ch $ 9 , 098 billion of loans were reprogrammed ( 26 . 1 % of the total) and Ch $ 2 , 076 billion in FOGAPE loans were disbursed ( 12 . 2 % of total commercial loans), totaling Ch $ 11 , 174 billion . Of these amounts, the payment holiday for Ch $ 8 , 363 billion has expired, of which only 1 % were impaired . Consumer loan payment holidays have finished in their entirety . In October and November an important portion of reprogrammed mortgage loans payment holidays expired, and the early non - performance ratio for reprogrammed mortgage loans coming due was 1% . Our commercial clients with a FOGAPE loan also began repaying in December 2020 , with early non - performance ratio also at 0 . 4% . In January 2021 , another large section of FOGAPE has begun to repay, with similar performance . Approximately 98 % of the payment holidays will have already become due at the end of January 2021 . Central Bank liquidity lines The Central Bank detailed a third stage of the Conditional Financing Facility (FCIC 3 ) . The FCIC is a medium - term liquidity measure at low cost created in March 2020 by the Central Bank, in the context of the global economic crisis generated by COVID - 19 offered to banks conditional on loan growth, particularly to small and medium - sized companies . In stages 1 and 2 , the Board of the Central Bank had allocated a total of US $ 40 billion to this facility, of which approximately US $ 30 billion has been disbursed . The Central Bank in its Monetary Policy Meeting held on January 27 , announced the beginning of a third stage of this instrument (FCIC 3 ) . The specific details of the FCIC 3 are the following : 1 . The FCIC 3 will come into effect on March 1 and will be open for a period of 6 months . The maximum term of maturity of all operations carried out under this program will be July 1 , 2024 . The global amount of resources available is US $ 10 billion, equivalent to the remaining undisbursed as of today of FCIC 1 and FCIC 2 . The interest rate that will govern is the lowest Monetary Policy Rate (MPR) of the period of validity of the program, following the same rules established for the previous stages . 10

2. Conditions and access limits : Access to the funds of the FCIC 3 program will be linked to the flow of commercial loans to companies with sales of up to 1 million UF, with a higher weighting for new loans and rescheduling with a FOGAPE - Reactiva guarantee . There will be a limit to access per bank of US $ 2 billion . 3. Collateral : Loans will continue to be backed by bank collateral, which will be extended to the entire commercial portfolio of category A 5 and A 6 with some form of state guarantee . As of December 31 , 2020 , Banco Santander Chile had utilized Ch $ 4 , 959 , 260 million (US $ 6 . 9 million) from these lines . Santander Chile has started to implement a gradual return of central office staff In terms of banking transactions, the reduction in clients coming to our branches is being supported by our digital channels with 32 . 6 % increase in sales through the digital channels and digital clients increasing 24 . 0 % in the last 12 months . As mentioned above, the account opening in Santander Life and Superdigital have reached record levels . From mid - March, the Bank started to roll out the tele - working plans due to COVID - 19 . As of December 31 , 2020 , 41 of our branches remained closed due to the pandemic . For the remainder of the open branches, we have instituted strict sanitary protocols and restrictions on the number of customers and personnel that can be in any individual branch at one time . The Bank now also has 20 % of the central office workforce returning to work at our main headquarters alternating in two - week shifts . 11

Section 4: YTD Results by reporting segment

Net contribution from business segments up 14.2% YoY with retail banking rising 63.0%

Year to date results

	Retail Banking[1]	Middle market[2]	SCIB[3]	Total segments[4]
Net interest income	1,049,543	346,225	114,229	1,509,997
Change YoY	9.3%	16.0%	16.4%	11.3%
Net fee and commission income	213,431	38,335	23,180	274,946
Change YoY	(7.5%)	(1.0%)	(20.4%)	(7.9%)
Total financial transactions, net	28,051	18,311	78,165	124,527
Change YoY	(6.8%)	6.6%	(17.5%)	(12.3%)
Total revenues	**1,291,025**	**402,871**	**215,574**	**1,909,470**
Change YoY	**5.7%**	**13.7%**	**(2.9%)**	**6.2%**
Provision for loan losses	(253,261)	(91,132)	(72,715)	(417,108)
Change YoY	(32.4%)	112.9%	9493.0%	(0.3%)
Net operating profit from business segments[5]	**1,065,815**	**330,050**	**221,024**	**1,616,889**
Change YoY	**21.6%**	**0.4%**	**(30.1%)**	**6.3%**
Operating expenses[6]	(596,464)	(91,132)	(72,715)	(760,311)
Change YoY	3.6%	(6.1%)	11.3%	3.0%
Net contribution from business segments[7]	**441,300**	**220,607**	**70,144**	**732,051**
Change YoY	**63.0%**	**2.8%**	**(55.0%)**	**14.2%**

1. Retail consists of Individuals and SMEs with annual sales below Ch$2,000 million.
2. Middle-market is made up of companies with annual sales exceeding Ch$2,000 million. It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry with annual sales exceeding Ch$800 million.
3. Santander Corporate & Investment Banking: consists of foreign and domestic multinational companies with sales over Ch$10,000 million. Formerly called GBM.
4 Excludes the results from Corporate Activities, which includes, among other items, the impact of inflation on results, the impact of movements in the exchange rate in our provision expense and the results from our liquidity portfolio.
5. Net op. profit is defined as Net interest income + Net fee and commission income + Total financial transactions - Provision for loan losses.
6. Operating expenses = Personnel expenses +Administrative expenses + Depreciation.
7. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

Net contribution from our business segments increased 14.2% YoY in 12M20 compared to the same period of 2019 due to strong net interest income growth, offset by lower income from fees and financial transactions. **Provisions** due decreased 0.3% YoY, despite the COVID pandemic (not including the additional provisions recognized in 2Q20, 3Q20, and 4Q20) as payment behavior post expiration of payment holidays has remained healthy.

Total revenues increased 6.2% YoY driven by strong net interest income growth. **Net interest income** (NII) from the business segments in 2020 grew 11.3% YoY mainly affected by loan growth of 5.1% YoY together with an improved funding mix driven by the strong growth of non-interest bearing demand deposits and lower time deposit costs. **Net fee and commission income** decreased 7.9% from the business segments as results this year have been impacted by the quarantines and lower overall business activity. This was partially offset by positive results from our card business due greater online purchase and our switch to the interchange fee model. Fee growth was also affected by the new cyber-fraud law that came into effect in 2020 which made banks more responsible for cyber-fraud suffered by clients. **Financial transactions from our business segments** decreased 12.3% YoY due to lower demand from clients for

12

13 treasury products, considering that 2019 was a record year in this product line . Operating expenses in our business segments increased 3 . 0 % YoY mainly due to higher spending on technological innovations as the Bank has continued with digital transformations . The net contribution from Retail banking increased 63 . 0 % YoY . Total revenues increased 5 . 7 % YoY driven by a 9 . 3 % YoY increase in Net interest income in this segment due to the improved funding mix and the growth of loans, especially those granted under the FOGAPE program . Fees in this segment decreased 7 . 5 % due to lower insurance brokerage and lower collections due to the quarantines . Checking account fees also declined due to the new cyber - fraud law that came into effect in 2020 which made banks more responsible for cyber - fraud suffered by clients . This was partially offset by the growth of our digital banking offer through Superdigital and Santander Life . Card fees grew 35 . 3 % despite the lower consumption behavior of clients this year due to the benefits of moving to the four - part interchange transaction model and to the acceleration of online usage of debit cards from our growing Life client base . This was offset by less provisioning expense of 32 . 4 % due to the positive evolution of payment behavior even after the expiration of payment holidays (additional provisions are not included in segment results) . Operating costs increased by 3 . 6 % YoY, mainly due to higher spending on technological innovations as the Bank has continued with digital transformations . Net contribution from the Middle - market increased 2 . 8 % YoY in 12 M 20 . Total revenues in this segment grew 13 . 7% , led by an increase of 16 . 0 % in net interest revenue even though loans only grew 0 . 5 % YoY, due to the improved funding mix and higher loan spreads . Fees fell 1 . 0 % YoY, compensated by an increase in treasury income of 6 . 6% . Provision expenses in the period where higher as the Bank downgraded the risk rating of various clients in order to cover the higher credit risk arising from the COVID - 19 crisis . Net contribution from the SCIB decreased 55 . 0 % YoY in 12 M 20 . Total revenues in this segment decreased 2 . 9% , led by a fall in investment banking services and treasury income due to lower economic activity from pandemic . Furthermore, provision expense grew strongly in the period because of the COVID - 19 crisis . This was offset by an increase of 16 . 4 % in net interest income due to an improved funding mix and higher loan spreads .

YTD Change % (Ch$mn) Dec - 20 Sep - 20 Dec - 19 Dec - 20/Dec - 19 Dec - 20/Sep - 20 Total loans to individuals 1 19,363,271 19,015,968 18,833,518 2.8% 1.8% Consumer loans 4,940,879 4,927,492 5,539,057 (10.8%) 0.3% Residential mortgage loans 12,411,825 12,103,546 11,262,995 10.2% 2.5% SMEs 4,915,978 4,894,079 4,085,049 20.3% 0.4% Retail banking 24,279,248 23,910,047 22,918,568 5.9% 1.5% Middle - market 8,136,402 8,793,190 8,093,496 0.5% (7.5%) Corporate & Investment banking (SCIB) 1,704,494 1,896,722 1,671,662 2.0% (10.1%) Total loans 2 3 34,409,170 34,880,098 32,731,735 5.1% (1.4%) 1. Includes consumer loans, residential mortgage loans and other commercial loans to individuals. 2. Total loans gross of loan loss allowances. Total loans include other non - segmented loans and includes interbank loans. See Note 4 of the Financial Statements. 3. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects. Total loans increased 5 . 1 % YoY and decreased 1 . 4 % QoQ . The fourth quarter continued the trend of the previous quarter as demand from working capital lines from Middle - market and CIB clients continued to wane . As a result, loans from our Middle - market and CIB segments contracted 7 . 5 % QoQ and 10 . 1 % QoQ, respectively . Loan demand remains sluggish in these segments . At the same time the 9 . 2 % QoQ appreciation of the Chilean peso against the US $ resulted in a translation loss of those loans denominated in US $ . Approximately 7 . 4 % of our loan book is denominated in foreign currency, mainly US $ . Our strategy with these segments continues to focus on the overall profitability of clients, focusing on non - lending activities, as well as lending . As mentioned in the previous section, this has resulted in an improved funding mix with high growth of demand deposits driving net interest income in the Middle - market and CIB to increase 16 . 0 % and 16 . 4% , respectively in 12 M 20 compared to 12 M 19 . Loans to SMEs increased 20 . 3 % YoY and 0 . 4 % QoQ driven by FOGAPE loans (See Section 3 ) . This program was launched at the beginning of May 2020 . Since then demand has gradually been decelerating and in 4 Q 20 Ch $ 121 billion were disbursed compared to Ch $ 441 billion in 3 Q 20 and Ch $ 1 . 5 trillion in 2 Q 20 . The state guarantees covered on average 78 % of these loans . Loans to individuals increased 2 . 8 % YoY and 1 . 8 % QoQ . Consumer loans increased 0 . 3 % QoQ, which showed early signs of recovery after various quarters contracting as clients were less restrictive in their consumption behavior . Mortgage loans increased 10 . 2 % YoY and 2 . 5 % QoQ . Long - term interest rates have remained at attractive levels, contributing to the sustained growth, especially among high - income earners . The UF inflation rate of 1 . 3 % in the Sect i o n 5 : L o an s , f u n d i ng and c a pital Early signs of recovery in consumer loans. Loan growth decelerates as demand for FOGAPE and working capital wanes Loans by segment 14 quarter also resulted in a positive translation impact on mortgage loans as most of these loans are denominated in UF[4].

Demand deposits up 41.4% YoY

Funding

		YTD		Change %	
(Ch$mn)	Dec-20	Sep-20	Dec-19	Dec-20/Dec-19	Dec-20/Sep-20
Demand deposits	14,560,893	13,907,876	10,297,432	41.4%	4.7%
Time deposits	10,581,791	11,778,397	13,192,817	(19.8%)	(10.2%)
Total Deposits	**25,142,684**	**25,686,273**	**23,490,249**	**7.0%**	**(2.1%)**
Mutual Funds brokered[1]	8,091,566	8,328,632	6,524,098	24.0%	(2.8%)
Bonds	8,204,177	8,544,404	9,500,723	(13.6%)	(4.0%)
Central Bank lines	4,959,260	4,974,125	-	--%	(0.3%)
Adjusted loans to deposit ratio[2]	100.3%	98.6%	95.1%		
LCR [3]	142.0%	156.8%	142.7%		
NSFR [4]	104.2%	118.9%	108.0%		

1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited.
2. Ratio = (Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + demand deposits). The Bank's mortgage loans are mainly fixed-rate long-term loans that we mainly finance with matching long-term funding and not with short-term deposits. For this reason, to calculate this ratio, we subtract residential mortgage loans funded with long term bonds in the numerator of our ratio.
3. Liquidity Coverage Ratio calculated according to Chilean regulations.
4. Net Stable Funding Ratio calculated using internal methodology. Chilean ratios are still under construction.

The Bank's **total deposits** increased 7.0% YoY and decreased 2.1% QoQ in 4Q20. In the quarter, **non-interest bearing demand deposits** continued to grow strongly, increasing 41.4% YoY due to high growth of retail checking accounts, continued strength in the Bank's transactional banking services for companies as clients looked to increase their liquidity to confront the months of quarantine and the positive impact of the second withdrawal from pension funds.

Demand deposits by segment

Ch$ bn	12M20	YoY	QoQ
Individuals	5,600	53.5%	10.1%
SMEs	2,696	58.9%	7.0%
Retail	**8,296**	**55.2%**	**9.1%**
Middle Market	**3,861**	**29.4%**	**5.9%**
Corporate (SCIB)	**2,117**	**29.0%**	**(13.7%)**
Total	**14,561**	**41.4%**	**4.7%**

4 Unidad de Fomento (UF), an inflation indexed unit. The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF equaled Ch$29,070.33 at December 31, 2020 and Ch$28,309.94 at December 31, 2019.

15

Time deposits decreased 19 . 8 % YoY and 10 . 2 % QoQ due to lower interest rates . In March the Central Bank lowered its MPR to the technical minimum, which serves as the reference rate for most CLP denominated deposits . At the same time the Bank continued to enforce time deposit price discipline, improving our time deposit funding cost in nominal pesos in absolute terms and compared to our main peers . The Bank continued to access the Central Bank liquidity lines priced at MPR amounting to Ch $ 4 , 959 , 260 million as of December 31 , 2020 . This strong growth of available funds has permitted the Bank to maintain healthy liquidity levels . At year - end 2020 , the Bank’s LCR and NSFR reached 142 % and 104% , respectively . The low rate environment also drove the 24 . 0 % YoY rise in mutual funds brokered through the Bank as clients searched for higher yielding investments driving asset management brokerage fees . However, QoQ there was a decrease of 2 . 8 % due to the appreciation of the peso, which lowered AUM of funds invested abroad . 16

YTD Change % (Ch$mn) Dec - 20 Sep - 20 Dec - 19 Dec - 20/Dec - 19 Dec - 19/Sep - 20 Capital 891,303 891,303 891,303 0.0% 0.0% Reserves 2,341,986 2,341,986 2,121,148 10.4% 0.0% Valuation adjustment (27,586) 14,185 (8,093) 240.9% -- % Retained Earnings: Retained earnings prior periods - 165,628 - -- % -- % Income for the period 517,447 334,012 552,093 (6.3%) 54.9% Provision for mandatory dividend (155,234) (100,204) (165,628) (6.3%) 54.9% Equity attributable to equity holders of the Bank 3,567,916 3,646,910 3,390,823 5.2% (2.2%) Non - controlling interest 84,683 82,226 79,494 6.5% 3.0% Total Equity 3,652,599 3,729,136 3,470,317 5.3% (2.1%) Quarterly ROAE 20.4% 11.5% 13.9% YTD ROAE 14.5% 12.5% 16.7% Shareholders’ equity totaled Ch $ 3 , 567 , 916 million as of December 31 , 2020 . There are no retained earnings from prior periods after having paid the additional 30 % of 2019 ’s net income during November 2020 . The Bank’s ROAE in 2020 was 14 . 5 % and 20 . 4 % in 4 Q 20 as the Bank’s results improved . Capital Adequacy YTD Change % (Ch$mn) Dec - 20 Sep - 20 Dec - 19 Dec - 20/Dec - 19 Dec - 19/Sep - 20 Tier I (Core Capital) 3,567,916 3,646,910 3,390,823 5.2% (2.2%) Tier II 1,575,928 1,510,709 913,578 72.5% 4.3% Regulatory capital 5,143,843 5,157,619 4,304,401 19.5% (0.3%) Risk weighted assets 33,460,744 34,095,749 33,478,951 (0.1%) (1.9%) Tier I (Core Capital) ratio 10.7% 10.7% 10.1% BIS ratio 15.4% 15.1% 12.9% Risk weighted assets (RWA) decreased 1 . 9 % QoQ and 0 . 1 % YoY . The QoQ decrease was mainly due to the contraction of the loan book and the appreciation of the peso . The slight decline in RWA on a YoY basis was mainly due to the lower risk weighting of FOGAPE loans and the appreciation of the peso in the year . Previously, FOGAPE loans were risk - weighted 100 % with the guarantee computing as Tier II in the BIS ratio, whereas now the guarantees are no longer considered in Tier II and the risk weighting of the guaranteed portion of the FOGAPE loans is now risk - weighted 10 % instead of 100% . This led to an improvement in our core capital ratio of approximately 30 bp in the 3 Q 20 when this measure was implemented . In 1 H 20 , the Bank also issued subordinated debt totaling Ch $ 1 , 364 , 691 million . As a result, regulatory capital increased 19 . 5 % YoY compared to a 0 . 1 % fall in RWA in 2020 . BIS ratio at 10 - year high of 15.4%. Core capital reaches 10.7% Equity 17

The Bank’s core capital ratio 5 was 10 . 7 % and the total BIS ratio 6 was 15 . 4 % as of December 31 , 2020 , the highest level since 2009 . In April, the Bank’ shareholders approved the decision to distribute a dividend payout of 30% , in line with the regulatory minimum and lower than previous years, to ensure healthy capital ratios during the pandemic . Of the remaining 70 % of 2019 net income, 40 % was assigned to reserves and 30 % to retained earnings . Considering this and the solid capital ratios attained by the Bank, an extraordinary shareholders’ meeting was held on November 26 , 2020 where a dividend distribution of the 30 % of 2019 earnings was approved, which were previously assigned to retained earnings . As a reminder the regulator has decided to postpone implementation of BIS III until the end of 2021 . All the guidelines and regulations have been published, and the new regulation will be effective on December 1 , 2021 and will be gradually implemented and adjusted to be fully in place by December 1 , 2025 . Pursuant to the proposed regulation, there will be three levels of capital : ordinary capital level 1 or CET 1 (basic capital), additional capital level 1 or AT 1 (perpetual bonds and preferred stock) and capital level 2 or T 2 (subordinated bonds and voluntary provisions) . Regulatory capital will be composed of the sum of CET 1 , AT and T 2 after making some deductions, mainly for intangible assets, hybrid securities issued by foreign subsidiaries, partial deduction for deferred taxes and some reserve and profit accounts . Under the New General Banking Law, minimum capital requirements have increased in terms of amount and quality . Total Regulatory Capital remains at 8 % of risk - weighted assets which includes credit, market and operational risk . Minimum Tier 1 capital increased from 4 . 5 % to 6 % of risk - weighted assets, of which up to 1 . 5 % may be Additional Tier 1 (AT 1 ), either in the form of preferred shares or perpetual bonds, both of which may be convertible to common equity . The FMC also establishes the conditions and requirements for the issuance of perpetual bonds and preferred equity . Tier 2 capital is now set at 2 % of risk - weighted assets . Additional capital demands are incorporated through a Conservation Buffer of 2 . 5 % of risk - weighted assets . The Central Bank may set an additional Counter Cyclical Buffer of up to 2 . 5 % of risk - weighted assets in agreement with the FMC . Both buffers must be comprised of core capital . On November 2 , 2020 the FMC publishing the final guidelines regarding the identification and core capital charge for those banks considered SIBs . The FMC, with agreement from the Central Bank imposed additional capital requirements for Systemically Important Banks (“SIB”) of between 1 - 3 . 5 % of risk - weighted assets . This additional capital requirement will be gradually phased in by 25 % beginning on December 2021 until December 2025 . With the implementation of additional capital requirements for Systemically Important Banks (“SIB”), the requirement imposed on Banco 5. Core Capital ratio = Shareholders’ equity divided by Risk - weighted Assets (RWA) according to CMF BIS I definitions. 6. BIS ratio: Regulatory capital divided by RWA. 18

Quarter Change % (Ch$mn) 4Q20 3Q20 4Q19 4Q20/4Q19 4Q20/3Q20 Net interest income 443,638 381,568 375,821 18.0% 16.3% Average interest - earning assets 41,010,000 40,963,069 35,813,783 14.5% 0.1% Average loans (including interbank) 34,680,752 35,015,233 32,460,418 6.8% (1.0%) Avg. net gap in inflation indexed (UF) instruments 1 6,214,829 6,121,964 4,747,833 30.9% 1.5% Interest earning asset yield 2 6.3% 4.2% 7.0% Cost of funds 3 2.0% 0.5% 2.8% Net i nterest ma r gi n (NIM) 4 4.3% 3.7% 4.2% Quarterly inflation rate 5 1.3% 0.0% 0.9% Central Bank reference rate 0.5% 0.5% 1.8% 1. The average quarterly difference between assets and liabilities indexed to the Unidad de Fomento (UF), an inflation indexed unit. 2. Interest income divided by average interest earning assets. 3. Interest expense divided by sum of average interest bearing liabilities and demand deposits. 4. Annualized net interest income divided by average interest earning assets. 5. Inflation measured as the variation of the Unidad de Fomento in the quarter. ar In 4 Q 20 , Net interest income, NII, increased 18 . 0 % compared to 4 Q 19 and 16 . 3 % compared to 3 Q 20 . The Bank’s NIM in 3 Q 20 was 4 . 3% , higher compared to the 3 . 7 % in 3 Q 20 and 4 . 2 % in 4 Q 19 , with strong inflation in the quarter of 1 . 3 % and a decrease in lower yielding, less risky assets . The Bank has two major sensitivities in its balance sheet in a 12 M period : (i) net asset sensitivity to inflation, since the Bank has more assets than liabilities linked to inflation and (ii) net liability sensitivity to short - term rates, since the Bank’s time deposits are mainly denominated in nominal peso and have a shorter duration than interest earning assets . The Central Bank has enforced an expansive monetary policy in 2020 with the MPR at 0 . 5% , which is the technical minimum set by the Central Bank . This had a positive impact on time deposit costs denominated in nominal pesos, which comprise most of our time deposits . In 4 Q 20 , the 4 . 7 % QoQ increase in non - interest bearing demand deposits also had a positive impact on margins . Furthermore, the Bank has accessed Ch $ 4 , 959 , 260 million of the Central Bank liquidity lines with an interest rate of 0 . 5% . Cost of funds decreased from 2 . 8 % in 4 Q 19 to 2 . 0 % in 4 Q 20 . These positive effects contribute to offset the growth in lower yielding but less risky interest earning assets, such as government treasuries, Central Bank bonds, corporate loans and FOGAPE loans . The overall effect on NIMs was an increase from 4 . 2 % in 4 Q 19 and 3 . 7 % in 3 Q 20 to 4 . 3 % in 4 Q 20 . Going forward we expect an inflation of 2 . 6 % full - year 2021 , while the MPR should remain at 0 . 5% . This in general Santander Chile to have a minimum regulatory capital ratio of 11% compared to the 8% limit for most other banks in Chile will be gradually phased out and replaced by the new regulatory requirements for a SIB. Sect i o n 6 : A n a l y s i s of qua r ter l y i nc o m e statement NII in 4Q20 up 18.0% YoY due to strong inflation in the quarter Net inte r e st in c o m e / M a rgin 19

In order to ensure high coverage ratios during the pandemic, the Bank recognized Ch $ 50 billion in additional provisions in 4 Q 20 . The positive evolution of asset quality following the finalization of part of the payment holidays gave way to a low cost of risk in 4 Q 20 , but given the uncertainty that still exists around the COVID - 19 crisis and that new waves of the virus could hurt economic activity, the Board felt it was prudent to take on additional charges . In 4 Q 20 , the Bank also reassigned some of the additional provisions from consumer and mortgage loans towards the commercial loan portfolio . In total, the Bank has set aside since 4 Q 19 , Ch $ 126 billion in additional provisions of which, Ch $ 26 billion are for consumer loans, Ch $ 10 billion has been allocated to mortgage loans and Ch $ 90 billion to the commercial loan portfolio . During the quarter the peso appreciated 9 . 2% . This resulted in lower provision expense for loans denominated in US $ when translated to Ch $ in the quarter of approximately Ch $ 14 bn . This effect is hedged, and the counter - balancing result is recognized as a loss in financial transactions, net . At the start of the pandemic in March, the Bank offered grace periods to clients with good payment behavior with consumer loans receiving up to 3 months, commercial loans up to 6 months and mortgage loans initially receiving 3 months with the possibility to extend a further 3 months for clients that were most affected by the lockdowns . signifies that NIMs should remain stable going forward . This could be partially offset by a decrease in non - interest - bearing liabilities as current growth rates are difficult to sustain, and this also depends on the rate of change in the loan mix as the economy begins to recover . Positive repayment behavior of expired loans with payment holidays During the quarter, provisions for loan losses totaled Ch $ 84 , 888 million and decreased 44 . 2 % YoY and 35 . 8 % QoQ . The cost of credit in 4 Q 20 reached 1 . 0 % compared to 1 . 5% 3 Q 20 and 1 . 9 % in 4 Q 19 . The lower cost of credit compared to 3 Q 20 was mainly due to positive credit behavior following the end of payment holidays . 1. Quarterly provision expense annualized divided by average interest earning assets. 20

Even though there still exists an important amount of uncertainty surrounding the COVID - 19 pandemic and asset quality going forward, payment trends have been positive so far . As of December 31 , 2020 , Ch $ 11 , 174 billion of loans were reprogrammed ( 32 . 5 % of total loans) and Ch $ 2 , 076 billion in FOGAPE loans were disbursed ( 12 . 2 % of total commercial loans) . Of these amounts, the payment holiday for Ch $ 8 , 363 billion had expired as of December 31 , 2020 , of which only 1 % were overdue or given an additional 3 months payment holiday . This mainly included the expiration of reprogrammed mortgage payment holidays . In October and November, a total of Ch $ 4 , 551 billion (or 38 % of the mortgage loan book) of reprogrammed mortgage loans payment holidays expired and finished with an early non - performance ratio (< 90 days) of 1% . FOGAPE payment holidays began to expire in December 2020 , where Ch $ 1 , 032 billion had to begin payment . The payment behavior was also above expectations, with 0 . 4 % delayed on their payments at the end of that month, well below the historical averages of NPLs . During the months of January and February, there are payment holiday expirations of Ch $ 437 , 686 million and Ch $ 221 , 951 million respectively, which then tails off in the following months . The Expected loan loss ratio (Loan loss allowance over total loans) rose from 3 . 1 % in 3 Q 20 to 3 . 2 % in 4 Q 20 as the Bank continued to increase its coverage ratio . The total Coverage ratio, including the additional provisions, reached 226 . 7 % in 4 Q 20 . The NPL ratio improved from 2 . 1 % in 4 Q 19 and 1 . 6 % in 3 Q 20 to 1 . 4 % in 4 Q 20 due to the healthy payment behavior after the payment holidays given in previous months while the Impaired loans ratio fell slightly to 5 . 2% . 5 . 2% 135% 5.9% 2.1% 227% Dec - 19 M a r - 2 0 J u n - 2 0 NPL(1) Impaired (2) Consumer loans 1.4% Sep - 20 Dec - 20 Coverage ratio (3) 1. 90 days or more NPLs. 2. NPLs + restructured loans. 3. Loan loss reserves over NPLs, includes provisions due to new provisioning model for commercial loans analyzed ona group basis for Ch$31 billion in 3Q19 and additional provisions of Ch$16 billion in 4Q19 for the consumerloan book and Ch$110 billion in June - December 2020: Ch$90 billion allocatedto commercial, Ch$10 billion allocated to mortgage, and Ch$26 billion a ll o c a t e d t o c on s u m e r Total loans % of loans Commercial loans % of loans % o f l oan s 6 . 7% 1 . 9% 222% 128% 6.8% 2.5% D ec - 1 9 M a r - 2 0 J u n - 2 0 S e p - 2 0 D ec - 2 0 N P L (1) I m p a i r e d (2) C o v e r a g e ra t i o (3) 5 . 1% 1 . 6% 360% 635% D ec - 1 9 M a r - 2 0 J u n - 2 0 N P L (1) I m p a i r e d (2) 4 . 9% 0.9% Sep - 20 Dec - 20 C o v e r a g e ra t i o (3) 1 . 6 % Mortgage loans % of loans 66% 38% 4.7% 3.3% 0.9% Sep - 20 Dec - 20 D ec - 1 9 M a r - 2 0 J u n - 2 0 N P L (1) I m p a i r e d (2) C o v e r a g e ra t i o (3) 22

23 Quarter Change % (Ch$mn) 4Q20 3Q20 4Q19 4Q20/4Q19 4Q20/3Q20 Consumer loans (6,978) (32,676) (110,955) (93.7%) (78.6%) Commercial loans 1 (87,599) (93,553) (33,861) 158.7% (6.4%) Residential mortgage loans 9,689 (6,023) (11,188) -- % -- % Total Provision for loan losses 2 (84,888) (132,252) (156,004) (45.6%) (35.8%) 1. 2. In 3 Q 20 the Bank recognized Ch $ 35 , 897 million in provisions for FOGAPE loans in line with a regulatory change for calculating the expected loss for these loans . In 2 Q 20 and 3 Q 20 we established additional provisions of Ch $ 30 , 000 million due to the COVID - 19 crisis, assigning Ch $ 10 , 000 million to each portfolio : consumer, commercial and mortgage . In 4 Q 20 we added a further Ch $ 70 , 000 million in additional provisions to the commercial loan book, while liberating $ 10 , 000 million in mortgage and consumer each . Provision expense for commercial loans decreased 6 . 4 % compared to 3 Q 20 as asset quality in commercial lending did not deteriorate significantly in 4 Q 20 . In 4 Q 20 , the Bank recognized a total of Ch $ 70 , 000 million in additional provisions for commercial loans , which, added to the Ch $ 10 , 000 million additional provisions each in 2 Q 20 and 3 Q 20 totaled Ch $ 90 , 000 million for the year . It is important to remember that in up until 4 Q 20 , the Bank has recognized Ch $ 35 , 897 million in provisions for FOGAPE loans in line with a regulatory change for calculating the expected loss for these loans . Approximately 78 % of the loan amount in FOGAPE loans are guaranteed by the government . The Impaired commercial loan ratio reached 6 . 7 % in 4 Q 20 compared to 6 . 4 % in 3 Q 20 , showing a slight deterioration as the grace periods became due, but still below the 7 . 0 % see in 4 Q 19 . The commercial NPL ratio continued to improve from 2 . 0 % in 3 Q 20 to 1 . 9 % in 4 Q 20 due to strong growth in low risk Corporate and FOGAPE loans in the year . The Coverage ratio of non - performing commercial loans increased from 188 . 9 % in 3 Q 20 to 222 . 3 % in 4 Q 20 . Provisions for loan losses for consumer loans decreased 93 . 7 % compared to 4 Q 19 and 78 . 6 % compared to 3 Q 20 . These figures also include a Ch $ 10 , 000 million reversal of additional provisions in 4 Q 20 , which were reassigned to the commercial loan book . The consumer NPL ratio improved significantly from 1 . 2 % in 3 Q 20 to 0 . 9 % in 4 Q 20 with the Impaired consumer loan ratio also improving from 5 . 6 % in 3 Q 20 to 4 . 9 % in 4 Q 20 . So far, our consumer loan book has shown good payment behavior including both the expiring reprogrammed loans and the back book without payment holidays . Consumer loans have been contracting since the beginning of the year as clients that did not request payment holidays have shown positive payment behavior . This is also due to our focus in recent years of expanding our consumer loan book mainly among high - income earners . The withdrawal of pension fund money also had a positive impact on consumer loan asset quality and recoveries in the quarter . The Coverage of consumer loans, including additional provisions, was 635 . 0 % in the quarter . Provisions for loan losses for residential mortgage loans amounted to a positive gain of Ch $ 9 , 689 million in 4 Q 20 as Ch $ 10 , 000 million in additional provisions were reassigned to the commercial loan book . The NPL ratio of mortgage loans improved from 1 . 0 % in 3 Q 20 to 0 . 9 % in 4 Q 20 , while the Impaired mortgage loan ratio also improved from 3 . 5 % in 3 Q 20 to 3 . 3 % in 4 Q 20 due to the positive payment behavior of both clients who asked for payment holidays and those who did not . Out of the total mortgage portfolio, almost 40 % had their payment holidays due in October and November 2020 , with better payment behavior than pre - COVID . The Coverage of mortgage loans finished the quarter at 65 . 6% . Over recent years, we have maintained a focus on originating mortgage loans among high - income earners with an average loan to value below 80% . This has been a key factor in maintaining healthy asset quality in this product . Provision for loan losses by product

Provision for loans losses and asset quality

	Quarter			Change %	
(Ch$mn)	4Q20	3Q20	4Q19	4Q20/4Q19	4Q20/3Q20
Gross provisions	(25,819)	(86,395)	(116,035)	(77.7%)	(70.1%)
Charge-offs[1]	(27,576)	(36,400)	(38,581)	(28.5%)	(24.2%)
Gross provisions and charge-offs	**(53,394)**	**(122,795)**	**(154,616)**	**(65.5%)**	**(56.5%)**
Loan loss recoveries	18,506	20,543	18,612	(0.6%)	(9.9%)
Provision for loan losses excluding additional provisions	(34,888)	(102,252)	(136,004)	(74.3%)	(65.9%)
Additional provisions	(50,000)	(30,000)	(16,000)	212.5%	66.7%
Provision for loan losses[2]	**(84,888)**	**(132,252)**	**(152,004)**	**(44.2%)**	**(35.8%)**
Cost of credit[3]	**0.98%**	**1.51%**	**1.87%**		
Total loans[4]	34,409,170	34,880,098	32,731,735	5.1%	(1.4%)
Total Loan loss allowances (LLAs)[5]	(1,102,821)	(1,078,079)	(909,148)	21.3%	2.3%
Non-performing loans[6] (NPLs)	**486,435**	**543,246**	**671,336**	**(27.5%)**	**(10.5%)**
NPLs consumer loans	46,428	57,457	91,264	(49.1%)	(19.2%)
NPLs commercial loans	331,382	358,918	400,209	(17.2%)	(7.7%)
NPLs residential mortgage loans	108,625	126,871	179,863	(39.6%)	(14.4%)
Impaired loans[7]	**1,789,983**	**1,845,310**	**1,916,609**	**(6.6%)**	**(3.0%)**
Impaired consumer loans	243,713	275,416	280,920	(13.2%)	(11.5%)
Impaired commercial loans	1,139,376	1,149,870	1,106,565	3.0%	(0.9%)
Impaired residential mortgage loans	406,894	420,024	529,124	(23.1%)	(3.1%)
Expected loss ratio[8](LLA / Total loans)	**3.2%**	**3.1%**	**2.8%**		
NPL / Total loans	**1.4%**	**1.6%**	**2.1%**		
NPL / consumer loans	0.9%	1.2%	1.6%		
NPL / commercial loans	1.9%	2.0%	2.5%		
NPL / residential mortgage loans	0.9%	1.0%	1.6%		
Impaired loans / total loans	**5.2%**	**5.3%**	**5.9%**		
Impaired consumer loan ratio	4.9%	5.6%	5.1%		
Impaired commercial loan ratio	6.7%	6.4%	7.0%		
Impaired mortgage loan ratio	3.3%	3.5%	4.7%		
Coverage of NPLs[9]	**226.7%**	**198.5%**	**135.4%**		
Coverage of NPLs non-mortgage[10]	249.2%	235.1%	180.8%		
Coverage of consumer NPLs[11]	635.0%	552.1%	359.7%		
Coverage of commercial NPLs[12]	222.3%	188.9%	128.0%		
Coverage of mortgage NPLs[13]	65.6%	65.3%	38.1%		

1. Charge-offs corresponds to the direct charge-offs and are net of the reversal of provisions already established on charged-off loans.
2. Annualized provision for loan losses / quarterly average total loans. Averages are calculated using monthly figures.
3.In 4Q19, we assigned Ch$16 billion to the consumer portfolio after the social unrest in October 2019. In 2Q20 we established additional provisions due to the COVID-19 crisis, assigning Ch$10,000 million to each portfolio: consumer, commercial and mortgage. In 3Q20 we established further additional provisions due to the COVID-19 crisis, assigning Ch$10,000 million to each portfolio: consumer, commercial and mortgage. In 4Q20 we added a further Ch$70,000 million in additional provisions to the commercial loan book, while liberating $10,000 million in mortgage and consumer each. In total, we have established Ch$126,000 million in additional provisions divided to each portfolio in the following manner: Ch$90,000 million in commercial, Ch$10,000 million in mortgage, and Ch$26,000 million in consumer.
4. Includes interbank loans.
5. Adjusted to include the Ch$16,000 million additional provisions from 4Q19, the Ch$30,000 million established in 2Q20, the Ch$30,000 million established in 3Q20, and the Ch$50,000 million established in 4Q20.
6. Total outstanding gross amount of loans with at least one installment 90 days or more overdue.
7. Include: (a) for loans individually evaluated for impairment: (i) the carrying amount of all loans to clients that are rated C1 through C6 and, (ii) the carrying amount of all loans to an individual client with at least one NPL (which is not a residential mortgage loan past due less than 90 days), regardless of category; and (b) for loans collectively evaluated for impairment, the carrying amount of all loans to a client, when at least one loan to that client is not performing or has been renegotiated.
8. LLA / Total loans. Measures the percentage of loans that banks must provision for given their internal models and the CMF's guidelines. Adjusted to include the Ch$16,000 million additional provisions from 4Q19, the Ch$30,000 million established in 2Q20, the Ch$30,000 million established in 3Q20, and the Ch$50,000 million established in 4Q20.
9. LLA / NPLs. Adjusted to include the Ch$16,000 million additional provisions from 4Q19, the Ch$30,000 million established in 2Q20, the Ch$30,000 million established in 3Q20, and the Ch$50,000 million established in 4Q20.
10. LLA of commercial and consumer loans / NPLs of commercial and consumer loans. Includes the additional provision of Ch$70,000 billion in commercial and the liberation of Ch$10,000 million for consumer in 4Q20, Ch$20,000 million of additional provisions per portfolio in June and July 2020 and Ch$16,000 million in 4Q19.
11. LLA of consumer loans/consumer NPLs. Adjusted to include the additional provision of Ch$10,000 million in June, Ch$10,000 million in July 2020 and Ch$16,000 million in 4Q19 and the liberation of additional provisions in 4Q20.
12. LLA of commercial loans/ commercial NPLs. Adjusted to include the additional provision of Ch$10,000 million in June and Ch$10,000 million in July 2020, and the Ch$70,000 million in 4Q20.
13. LLA of mortgage loans/mortgage NPLs. Adjusted to include the additional provision of Ch$10,000 million in June and Ch$10,000 million in July 2020, and the Ch$10,000 million in 4Q20.

24

Quarter Change % (Ch$mn) 4Q20 3Q20 4Q19 4Q20/4Q19 4Q20/3Q20 Card fees 22,494 20,490 13,929 61.5% 9.8% Asset management 10,763 10,666 12,300 (12.5%) 0.9% Guarantees, pledges and other contingent op. 9,049 9,131 9,095 (0.5%) (0.9%) Checking accounts 8,740 8,404 9,207 (5.1%) 4.0% Insurance brokerage 8,814 7,558 12,671 (30.4%) 16.6% Collection fees 5,562 3,221 9,558 (41.8%) 72.7% Brokerage and custody of securities 2,044 2,661 2,240 (8.8%) (23.2%) Other 1,558 (542) 7,702 (79.8%) (387.6%) Total fees 69,024 61,589 76,702 (10.0%) 12.1% Checking account fees remained stable QoQ . In 2020 a new law came into effect, increasing bank’s responsibility for covering cyber - fraud losses suffered by clients . This resulted in a price reduction of some checking account plan prices due to the elimination of the components of cyber - fraud insurance for checking accounts . This was partially offset by the record level of account openings in the quarter . Santander Life continued to be the main contributor to new client growth due to the success of this product’s Meritolife Program and Digital On - boarding process . In 4 Q 20 , we opened 121 , 219 Life accounts compared to 41 , 106 in the same period in 2019 . Life is a completely digital low - cost solution for middle - income segment clients . Superdigital also continued to open accounts in the quarter, with 19 , 562 new clients . Our digital channels have a high level of client satisfaction and should drive fee income in the future . Overall, as of November 2020 , the latest data available, Santander Chile had net account openings of 271 , 701 compared to 80 , 450 net openings for the rest of the banking system . This indicates that through November there were 3 x more account openings at Santander Chile than the whole system . It is important to point out that these market share figures do not include Superdigital, which is a prepaid digital debit card . Overall market participation in checking accounts increased to 25 . 3% (up from 21 . 7 % in December 2019 ) . Fee income beginning to show recovery Fee income decreased 10 . 0 % compared to 4 Q 19 and increased 12 . 1 % compared to 3 Q 20 . Fees in the quarter showed healthy signs of pick - up after low quarters affected by ongoing lockdowns, lower economic activity and regulatory impacts . By products, the evolution of fees was as follows : Fee Income by Product 25

Card fees increased 9 . 8 % and 61 . 5 % YoY due to the switch away from a three - part interchange fee model commonly used in Chile to the four - part interchange fee model used more frequently world - wide . The growth of our Life debit cards and Superdigital prepaid cards, as well as a strong increase in online shopping also drove card usage and fees in the quarter . Collection fees were 41 . 8 % lower YoY although showed signs of recovery, increasing 72 . 7 % QoQ as credit related insurance began to pick up and retail loan growth began to gradually rebound . Insurance brokerage fees had a strong recovery increasing 16 . 6 % QoQ after the effect of the new cyber - fraud law was felt in previous quarters . The Bank has been heavily pushing Insurtech platforms . In April, Klare was officially launched (www . klare . cl) . The Bank’s online auto insurance brokerage business, Autocompara, is also gaining momentum . Autocompara is directly accessible through the Bank’s home banking site and as of August became the number 1 auto insurance broker in Chile . Fee Income by Client Segment Quarter Change % (Ch$mn) 4Q20 3Q20 4Q19 4Q20/4Q19 4Q20/3Q20 Retail banking 1 57,107 48,394 60,444 (5.5%) 18.0% Middle - market 9,137 9,490 10,274 (11.1%) (3.7%) SCIB 2 5,421 5,294 8,326 (34.9%) 2.4% Others (2,641) (1,589) (2,342) 12.8% 66.3% Total 69,024 61,589 76,702 (10.0%) 12.1% 1. Includes fees to individuals and SMEs. 2. Santander Corporate and Investment Banking Fees in Retail banking decreased 5 . 5 % compared to 4 Q 19 but had a recovery of 18 . 0 % compared to 3 Q 20 as the effects of the lockdown began to wane and clients used more their products . Fees in the Middle - market decreased 11 . 1 % compared to 4 Q 19 and 3 . 7 % compared to 3 Q 20 in line with an overall decline in business activity in this segment . Fees in SCIB decreased 34 . 9 % YoY increased 2 . 4 % QoQ, as financial advisory services and investment banking deals for larger corporate clients began to rebound in the quarter . Lower treasury results due to lower non - client revenues Results from Total financial transactions, net was a gain of Ch $ 4 , 054 million in 4 Q 20 , a decrease of 92 . 6 % compared to 4 Q 19 and 89 . 2 % compared to 3 Q 20 . It is important to point out that the Bank does not run a significant foreign currency gap . The Bank’s spot position in foreign currency is hedged with derivatives that are either considered trading derivatives or hedge accounting derivatives . Derivatives that are considered trading are marked - to - market in net income from financial operations . Hedge accounting derivatives are marked - to - market together with the hedged item in net foreign exchange results . This distorts these line items, especially in periods of a strong volatility or appreciation/depreciation of the exchange rate . 26

1. These results include the realized gains of the Available for sale investment portfolio, realized and unrealized gains and interest revenue generated by Trading investments, gains or losses from the sale of charged - off loans and the realized gains (loss) or mark - to - market of derivatives. 2. The results recorded as Foreign exchange gain mainly include the translation gains or losses of assets and liabilities denominated in foreign currency as well as from our hedge accounting derivatives . In order to understand more clearly these line items, we present them by business area in the following table: Total financial transactions, net by business Quarter Change % (Ch$mn) 4Q20 3Q20 4Q19 4Q20/4Q19 4Q20/3Q20 Client treasury services 30,609 38,840 35,080 (12.7%) (21.2%) Non - client treasury income 1 (26,555) (1,379) 19,363 (237.1%) 1825.6% Total financ. transactions, net 4,054 37,461 54,444 (92.6%) (89.2%) 1. Non client treasury income. These results includes interest income and the mark - to - market of the Bank’s trading portfolio, realized gains from the Bank’s available for sale portfolio and other results from our Financial Management Division. Quarter Change % (Ch$mn) 4Q20 3Q20 4Q19 4Q20/4Q19 4Q20/3Q20 Net income (expense) from financial operations 1 (76,730) (48,541) (106,774) (28.1%) 58.1% Net foreign exchange gain 2 80,784 86,002 161,218 (49.9%) (6.1%) Total financial transactions, net 4,054 37,461 54,444 (92.6%) (89.2%) Client treasury services revenues reached a gain of Ch $ 30 , 609 million in the quarter, a decrease of 12 . 7 % compared to 4 Q 19 and 21 . 2 % compared to 3 Q 20 . The movement of client treasury revenue, which usually makes up the bulk of our treasury income, reflects the demand on behalf of clients for treasury products, mainly for their hedging needs and market making . Non - client treasury totaled a loss of Ch $ 26 , 555 million in the quarter . This was mainly due to a loss of Ch $ 15 billion from the hedge of provision expense in US $ . During the quarter the peso appreciated 9 . 2% . This resulted in lower provision expense for loans denominated in US $ when translated to Ch $ . As this result is hedged, the counterbalance to the lower provision expense of Ch $ 14 bn is recognized in this line item . The Bank also continued to carry out various liability management operations to improve the cost of funds with an initial loss recognized here, but a higher expected savings in interest expense going forward . Productivity continues to rise . Efficiency ratio of 38 . 3 % in the quarter Operating expenses increased 0 . 7 % YoY and decreased 1 . 0 % QoQ with the Bank’s efficiency ratio reaching 38 . 3 % in 4 Q 20 and 39 . 8 % YTD, demonstrating good cost control . Productivity continues to rise with volumes (loans plus deposits) per branch increasing 11 . 5 % YoY and volumes per employee rising 13 . 3 % YoY despite the widespread lockdown for most of the quarter . YTD Operating expenses to total assets improved to 1 . 3 % in 4 Q 20 compared to 1 . 7 % in 4 Q 19 . 27 Total financial transactions, net

Productivity has continued to improve demonstrating the strength of our digital channels, with clients using internet and mobile banking increasing over 22% each in the year.

During the quarter in our Santander Digital Talk, we outlined the various digital initiatives we have been working on. In this event, the we also announced our new investment plan of US$250 million for the years 2021-2023, which will enable us to continue expanding our digital initiatives both at the front and back-end.

Operating expenses

	Quarter			Change %	
(Ch$mn)	4Q20	3Q20	4Q19	4Q20/4Q19	4Q20/3Q20
Personnel salaries and expenses	(102,347)	(103,741)	(105,864)	(3.3%)	(1.3%)
Administrative expenses	(60,605)	(62,041)	(55,566)	9.1%	(2.3%)
Depreciation & amortization	(27,513)	(26,643)	(27,651)	(0.5%)	3.3%
Operating expenses[1]	**(190,465)**	**(192,425)**	**(189,081)**	0.7%	(1.0%)
Impairment of property, plant and Equipment	-	-	(2,726)	--%	--%
Points of Sale	**358**	**365**	**377**	**(5.0%)**	**(1.9%)**
Standard	273	279	279	(2.2%)	(2.2%)
WorkCafé	59	54	53	11.3%	9.3%
Middle-market centers	7	7	7	0.0%	0.0%
Select	19	25	38	(50.0%)	(24.0%)
ATMs	**1,199**	**1,176**	**1,088**	**10.2%**	**2.0%**
Employees	**10,470**	**10,831**	**11,200**	**(6.5%)**	**(3.3%)**
Efficiency ratio[2]	**38.3%**	**41.5%**	**38.3%**	**-1bp**	**+326bp**
YTD Efficiency ratio[2]	**39.8%**	**40.3%**	**40.0%**	**+23bp**	**+52bp**
Volumes per branch (Ch$mn)[3]	166,346	165,935	149,130	11.5%	0.2%
Volumes per employee (Ch$mn)[4]	5,688	5,612	5,020	13.3%	1.3%
YTD Cost / Assets[5]	**1.3%**	**1.3%**	**1.7%**		

1. Excluding Impairment and Other operating expenses.
2. Efficiency ratio: Operating expenses excluding impairment and Other operating expenses divided by Operating income. Operating income = Net interest income + Net fee and commission income + Total financial transactions, net + Other operating income minus Other operating expenses.
3. Loans + deposits over branches (points of sale).
4. Loans + deposits over employees.
5. Operating expenses as defined in footnote 1 above, annualized / Total assets.

Personnel expenses decreased 3.3% YoY and 1.3% QoQ as headcount decreased while productivity improved. **Administrative expenses** increased 9.1% YoY and decreased 2.3% QoQ in 4Q20. During the quarter the Bank opened 5 WorkCafés and closed 6 Select branches in line with our branch transformation and digitization program. The Bank continues to increase spending in IT and communication expenses as it focuses efforts on improving the digital platforms for our clients and employees. The appreciation of the peso in the quarter also had a positive impact on various IT costs that are in foreign currency. By year-end only 41 branches remained closed due to lockdowns. As the lockdowns have been lifting the Bank has implemented a plan to ensure that 20% of the central office employees can return to the office in 2-week shifts. **Amortization expenses** decreased 0.5% YoY and increased 3.3% QoQ due to higher amortization of fixed assets and technological equipment, as well as greater amortization of software and digital banking developments that the Bank is carrying out as part of our plan to improve productivity.

28

Other operating income , net, totaled a loss of Ch $ 18 , 955 million in 4 Q 20 . Gross other operating income decreased 33 . 8 % YoY as less income was recognized for repossessed assets in the quarter in line with lower economic activity . Gross other operating expenses increased 15 . 5 % YoY and 16 . 8 % QoQ . Since the start of the COVID - 19 crisis in Chile, the Bank has recognized higher provisions for credit contingencies due to the ongoing crisis . Furthermore, the cost of insurance premiums for cybersecurity and to protect against vandalism has driven the rise in other operating expenses in 2020 . Income tax expenses in 4 Q 20 totaled Ch $ 37 , 047 million, an increase of 12 . 6 % YoY and 13 . 1 % QoQ driven by higher net income before tax . For tax purposes, our capital must be restated for CPI inflation . As the CPI inflation was high in 4 Q 20 , our effective tax rate fell to 16 . 6 % in the quarter . The historical average of our effective tax rate tends to be around 21 . 0% . YTD Income Tax 1 Change % (Ch$mn) Dec - 20 Dec - 19 Dec - 20/Dec - 19 Net income before tax 653,686 702,645 (7.0%) Price level restatement of capital 2 (122,008) (113,510) 7.5% Net income before tax adjusted for price level restatement 531,678 589,134 (9.8%) Statutory Tax rate 27.0% 27.0% +0bp Income tax expense at Statutory rate (143,553) (159,066) (9.8%) Tax benefits 3 12,430 8,898 39.7% Income tax (131,123) (150,168) (12.7%) Effective tax rate 20.1% 21.4% - 131bp 1. This table is for informational purposes only. Please refer to note 13 in our financial statements for more details. 2. For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied over net income before tax adjusted for price level restatement. 3. Mainly includes income tax credits from property taxes paid on leased assets as well as the impact from fluctuations in deferred tax assets and liabilities. Quarter Change % (Ch$mn) 4Q20 3Q20 4Q19 4Q20/4Q19 4Q20/3Q20 Other operating income 5,749 3,964 8,678 (33.8%) 45.0% Other operating expenses (24,704) (21,146) (21,381) 15.5% 16.8% Other operating income, net (18,955) (17,182) (12,703) (49.2%) (10.3%) Income from investments in associates and other companies 458 334 325 40.9% 37.1% Income tax expense (37,047) (32,751) (32,903) 12.6% 13.1% Effective income tax rate 16.6% 23.5% 21.8% Other operating income, net & corporate tax 29

Sect i o n 7 : ESG Santander Chile is working on consistently becoming a more responsible bank. During this quarter, there were some major events to highlight in terms of ESG: (1) We were once again included within the DJSI Chile and MILA, and for the first time included within DJSI Emerging Markets . We reached a total of 67 points, which placed us within the top 10 % percentile of banks in the world . With this, we are the only Chilean bank to be included within the DJSI Emerging Markets . (2) S&P together with the Santiago Stock Exchange launched a new local index : the S&P IPSA ESG Tilted Index . This index is made up of stocks included within the S&P IPSA, the local market index, and must comply with certain standards in order to be part of the S&P IPSA ESG Tilted Index, including the compliance of the UNGC, have a score within the DJSI, and not be involved in certain commercial activities (carbon, weaponry, and/or tobacco) . With this, of the 30 stocks included within the IPSA, 26 were included within the S&P IPSA ESG Tilted Index, with Banco Santander Chile having the third greatest weight within this index . This index uses the same score mechanism as the DJSI (SAM) and stocks are weighted depending on this score . The index will be rebalanced on a yearly basis . (3) Santander is now using the platform Betterfly to compensate its employees for their good habits . Every time an employee does exercise, meditates, or learns about wellbeing through a series of apps, the person can accumulate Bettercoins, which can then be used to cash in for products of to support multiple initiatives that help those in need . This platform also includes dynamic insurance, which can have better coverage as the person includes healthier habits in their life . Included in Chile, MILA, and E m erg in g Markets #1 A m o n g b a n ks in Chile #8 Among retail banks: of 27 0 in wor l d Included in E m erg in g Lat a m and Emerging Global 58 points in overall ESG score S&P IPSA ESG Included in S&P IPSA ESG index, with the third greatest weight in the index 30

Section 8: Credit risk ratings

International ratings

The Bank has credit ratings from four leading international agencies.

Moody's	Rating
Bank Deposit	A1/P-1
Baseline Credit Assessment	A3
Adjusted Baseline Credit Assessment	A3
Senior Unsecured	A1
Commercial Paper	P-1
Outlook	Negative

Standard and Poor's	Rating
Long-term Foreign Issuer Credit	A
Long-term Local Issuer Credit	A
Short-term Foreign Issuer Credit	A-1
Short-term Local Issuer Credit	A-1
Outlook	Negative

JCR	Rating
Foreign Currency Long-term Debt	A+
Outlook	Stable

Local ratings

Our local ratings are the following:

Local ratings	Feller Rate	ICR
Shares	Nivel 1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA+	AA+

31

Sect i o n 9 : O w n e r s h i p St r u cture As of December 31, 2020 Ownership Structure Fr e e f loat 33% Sa n tand e r Group 67% Total shareholder return Santander ADR vs. SP500 (Base 100 = 12/31/2019) Total shareholder return Santander vs. IPSA Index (Base 100 = 12/31/2019) Share Price Year paid Ch$/share % of previous year’s earnings 2017 1.75 70% 2018 2.25 75% 2019 1.88 60% Apr - 2020 0.88 30% Nov - 2020 0.88 30% ADR Price (US$) 12M20 12/31/2020: 18.99 Local Share Price (Ch$) 12M20 12/31/2020 34.10 Maximum (12M20): 24.20 Maximum (12M20): 46.69 Minimum (12M20): 11.90 Minimum (12M20): 26.62 Stock Information Dividends Market Capitalization : US$8,946 million P/E 12month trailing*: 14.26x P/BV (12/31/20)**: 1.80 Dividend yield***: 3.8% * Price as of December 31, 2020 / 12mth. earnings ** Price as of December 31, 2020/Book value as of 12/31/20 ***Based on closing price on record date of last dividend payment Average daily traded volumes 12M20 US$ million 7 .1 7 .5 1 2 M 20 1 4 .6 NYSE Santiago Stock E x ch an g e 86.99 118.39 130 120 110 100 90 80 70 60 BSAC US S P500 86.94 80.68 50 60 70 80 90 100 110 BSAN IPSA 32

Annex 1: Balance sheet

Unaudited Balance Sheet

	Dec-20	Dec-20	Dec-19	Dec-20/Dec-19
	US$ Ths[1]	Ch$ Million		% Chg.
Cash and deposits in banks	3,934,605	2,803,288	3,554,520	(21.1%)
Cash items in process of collection	635,764	452,963	355,062	27.6%
Trading investments	187,682	133,718	270,204	(50.5%)
Investments under resale agreements	-	-	-	--%
Financial derivative contracts	12,677,144	9,032,085	8,148,608	10.8%
Interbank loans, net	26,556	18,920	14,833	27.6%
Loans and account receivables from customers, net	46,898,015	33,413,429	31,823,735	5.0%
Available for sale investments	10,053,114	7,162,542	4,010,272	78.6%
Held-to-maturity investments	-	-	-	--%
Investments in associates and other companies	15,116	10,770	10,467	2.9%
Intangible assets	115,846	82,537	73,389	12.5%
Property, plant and equipment	262,804	187,240	197,833	(5.4%)
Right of use assets	282,975	201,611	210,500	(4.2%)
Current taxes	-	-	11,648	--%
Deferred taxes	755,285	538,118	462,867	16.3%
Other assets	2,440,602	1,738,856	1,434,308	21.2%
Total Assets	**78,285,510**	**55,776,077**	**50,578,246**	**10.3%**
Deposits and other demand liabilities	20,437,202	14,560,893	10,297,432	41.4%
Cash items in process of being cleared	507,574	361,631	198,248	82.4%
Obligations under repurchase agreements	1,361,191	969,808	380,055	155.2%
Time deposits and other time liabilities	14,852,262	10,581,791	13,192,817	(19.8%)
Financial derivatives contracts	12,658,301	9,018,660	7,390,654	22.0%
Interbank borrowings	8,882,618	6,328,599	2,519,818	151.2%
Issued debt instruments	11,515,119	8,204,177	9,500,723	(13.6%)
Other financial liabilities	258,703	184,318	226,358	(18.6%)
Leasing contract obligations	209,953	149,585	158,494	(5.6%)
Current taxes	18,214	12,977	-	--%
Deferred taxes	181,153	129,066	99,608	29.6%
Provisions	640,195	456,120	337,397	35.2%
Other liabilities	1,636,354	1,165,853	2,806,325	(58.5%)
Total Liabilities	**73,158,839**	**52,123,478**	**47,107,929**	**10.6%**
Equity				
Capital	1,251,004	891,303	891,303	0.0%
Reserves	3,287,136	2,341,986	2,121,148	10.4%
Valuation adjustments	(38,719)	(27,586)	(8,093)	240.9%
Retained Earnings:				
Retained earnings from prior years	-	-	-	--%
Income for the period	726,272	517,447	552,093	(6.3%)
Minus: Provision for mandatory dividends	(217,881)	(155,234)	(165,628)	(6.3%)
Total Shareholders' Equity	5,007,812	3,567,916	3,390,823	5.2%
Non-controlling interest	118,858	84,683	79,494	6.5%
Total Equity	**5,126,671**	**3,652,599**	**3,470,317**	**5.3%**
Total Liabilities and Equity	**78,285,510**	**55,776,077**	**50,578,246**	**10.3%**

1. The exchange rate used to calculate the figures in dollars was Ch$712.47 / US$1

33

Annex 2: YTD income statements

Unaudited YTD Income Statement

	Dec-20	Dec-20	Dec-19	Dec-20/Dec-19
	US$ Ths[1]	Ch$ Million		% Chg.
Interest income	3,133,222	2,232,327	2,321,268	(3.8%)
Interest expense	(896,149)	(638,479)	(904,417)	(29.4%)
Net interest income	**2,237,074**	**1,593,848**	**1,416,851**	12.5%
Fee and commission income	633,236	451,162	498,658	(9.5%)
Fee and commission expense	(258,094)	(183,884)	(211,572)	(13.1%)
Net fee and commission income	**375,143**	**267,278**	**287,086**	(6.9%)
Net income (expense) from financial operations	127,444	90,800	(78,165)	(216.2%)
Net foreign exchange gain	71,280	50,785	285,184	(82.2%)
Total financial transactions, net	**198,724**	**141,585**	**207,019**	(31.6%)
Other operating income	30,390	21,652	24,598	(12.0%)
Net operating profit before provisions for loan losses	**2,841,331**	**2,024,363**	**1,935,554**	4.6%
Provision for loan losses	**(717,326)**	**(511,073)**	**(420,447)**	21.6%
Net operating profit	**2,124,005**	**1,513,290**	**1,515,107**	(0.1%)
Personnel salaries and expenses	(573,596)	(408,670)	(410,157)	(0.4%)
Administrative expenses	(351,524)	(250,450)	(233,612)	7.2%
Depreciation and amortization	(153,587)	(109,426)	(106,092)	3.1%
Op. expenses excl. Impairment and Other operating expenses	**(1,078,706)**	**(768,546)**	**(749,861)**	2.5%
Impairment of property, plant and equipment	(895)	(638)	(2,726)	(76.6%)
Other operating expenses	(128,859)	(91,808)	(61,021)	50.5%
Total operating expenses	**(1,208,461)**	**(860,992)**	**(813,608)**	5.8%
Operating income	**915,545**	**652,298**	**701,499**	(7.0%)
Income from investments in associates and other companies	1,948	1,388	1,146	21.1%
Income before tax	**917,493**	**653,686**	**702,645**	(7.0%)
Income tax expense	(184,040)	(131,123)	(150,168)	(12.7%)
Net income from ordinary activities	**733,453**	**522,563**	**552,477**	(5.4%)
Net income discontinued operations	-	-	1,699	--%
Net consolidated income	733,453	522,563	554,176	(5.7%)
Net income attributable to:				
Non-controlling interest	7,181	5,116	2,083	145.6%
Net income attributable to equity holders of the Bank	**726,272**	**517,447**	**552,093**	**(6.3%)**

1. The exchange rate used to calculate the figures in dollars was Ch$712.47 / US$1

34

Annex 3: Quarterly income statements

Unaudited Quarterly Income Statement

	4Q20	4Q20	3Q20	4Q19	4Q20/4Q19	4Q20/3Q20
	US$ Ths[1]		Ch$ Million			% Chg.
Interest income	904,905	644,718	434,457	626,698	2.9%	48.4%
Interest expense	(282,229)	(201,080)	(52,889)	(250,877)	(19.8%)	280.2%
Net interest income	**622,676**	**443,638**	**381,568**	**375,821**	**18.0%**	**16.3%**
Fee and commission income	167,234	119,149	105,046	127,685	(6.7%)	13.4%
Fee and commission expense	(70,354)	(50,125)	(43,457)	(50,983)	(1.7%)	15.3%
Net fee and commission income	**96,880**	**69,024**	**61,589**	**76,702**	**(10.0%)**	**12.1%**
Net income (expense) from financial operations	(107,696)	(76,730)	(48,541)	(106,774)	(28.1%)	58.1%
Net foreign exchange gain	113,386	80,784	86,002	161,218	(49.9%)	(6.1%)
Total financial transactions, net	**5,690**	**4,054**	**37,461**	**54,444**	**(92.6%)**	**(89.2%)**
Other operating income	8,069	5,749	3,964	8,678	(33.8%)	45.0%
Net operating profit before provisions for loan losses	**733,315**	**522,465**	**484,582**	**515,645**	**1.3%**	**7.8%**
Provision for loan losses	**(119,146)**	**(84,888)**	**(132,252)**	**(152,004)**	**(44.2%)**	**(35.8%)**
Net operating profit	**614,169**	**437,577**	**352,330**	**363,641**	**20.3%**	**24.2%**
Personnel salaries and expenses	(143,651)	(102,347)	(103,741)	(105,864)	(3.3%)	(1.3%)
Administrative expenses	(85,063)	(60,605)	(62,041)	(55,566)	9.1%	(2.3%)
Depreciation and amortization	(38,616)	(27,513)	(26,643)	(27,651)	(0.5%)	3.3%
Op. expenses excl. Impairment and Other operating expenses	**(267,331)**	**(190,465)**	**(192,425)**	**(189,081)**	**0.7%**	**(1.0%)**
Impairment of property, plant and equipment	-	-	-	(2,726)	(100.0%)	--%
Other operating expenses	(34,674)	(24,704)	(21,146)	(21,381)	15.5%	16.8%
Total operating expenses	**(302,004)**	**(215,169)**	**(213,571)**	**(213,188)**	**0.9%**	**0.7%**
Operating income	**312,165**	**222,408**	**138,759**	**150,453**	**47.8%**	**60.3%**
Income from investments in associates and other companies	643	458	334	257	78.2%	37.1%
Income before tax	**312,808**	**222,866**	**139,093**	**150,710**	**47.9%**	**60.2%**
Income tax expense	(51,998)	(37,047)	(32,751)	(32,903)	12.6%	13.1%
Net income from ordinary activities	**260,810**	**185,819**	**106,342**	**117,807**	**57.7%**	**74.7%**
Net income discontinued operations	-	-	-	-	--%	--%
Net consolidated income	**260,810**	**185,819**	**106,342**	**117,807**	**57.7%**	**74.7%**
Net income attributable to:						
Non-controlling interest	3,346	2,384	1,203	1,168	104.1%	98.2%
Net income attributable to equity holders of the Bank	**257,463**	**183,435**	**105,139**	**116,707**	**57.2%**	**74.5%**

1. The exchange rate used to calculate the figures in dollars was Ch$712.47 / US$1

35

Annex 4: Quarterly evolution of main ratios and other information

(Ch$ millions)	4Q19	1Q20	2Q20	3Q20	4Q20
Loans					
Consumer loans	5,539,057	5,451,276	5,067,641	4,927,492	4,940,879
Residential mortgage loans	11,262,995	11,664,135	11,930,763	12,103,546	12,411,825
Commercial loans	15,914,831	17,226,800	18,280,832	17,838,247	17,037,536
Interbank loans	14,852	12,948	8,727	10,813	18,930
Total loans (including interbank)	**32,731,735**	**34,355,159**	**35,287,963**	**34,880,098**	**34,409,170**
Allowance for loan losses	(893,167)	(906,993)	(978,589)	(1,002,094)	(976,821)
Total loans, net of allowances	**31,838,568**	**33,448,166**	**34,309,374**	**33,878,004**	**33,432,349**
Deposits					
Demand deposits	10,297,432	11,047,625	12,411,024	13,907,876	14,560,893
Time deposits	13,192,817	14,210,320	14,145,381	11,778,397	10,581,791
Total deposits	**23,490,249**	**25,257,945**	**26,556,405**	**25,686,273**	**25,142,684**
Mutual funds (Off balance sheet)	6,524,098	6,979,195	7,788,038	8,328,632	8,091,566
Total customer funds	**30,014,347**	**32,237,140**	**34,344,443**	**34,014,905**	**33,234,250**
Loans / Deposits[1]	**95.1%**	**91.5%**	**93.6%**	**98.6%**	**100.3%**
Average balances					
Avg. interest earning assets	35,813,783	36,919,662	40,190,322	40,963,069	41,010,000
Avg. Loans	32,460,418	33,574,758	34,775,498	35,015,233	34,680,752
Avg. assets	49,488,714	54,220,552	60,430,179	58,923,964	55,857,850
Avg. demand deposits	9,829,619	10,521,417	11,814,412	13,154,324	14,028,347
Avg equity	3,362,656	3,425,277	3,587,937	3,643,009	3,596,092
Avg. free funds (demand plus equity)	13,192,275	13,946,694	15,402,349	16,797,333	17,624,439
Capitalization					
Risk weighted assets	33,478,951	35,972,079	36,238,926	34,095,749	33,460,744
Tier I (Shareholders' equity)	3,390,823	3,494,433	3,613,823	3,646,910	3,567,916
Tier II	913,578	1,089,880	1,666,390	1,510,709	1,575,928
Regulatory capital	4,304,401	4,584,313	5,280,213	5,157,619	5,143,843
Tier I ratio	**10.1%**	**9.7%**	**10.0%**	**10.7%**	**10.7%**
BIS ratio	**12.9%**	**12.7%**	**14.6%**	**15.1%**	**15.4%**
Profitability & Efficiency					
Net interest margin (NIM)[2]	**4.2%**	**4.2%**	**3.8%**	**3.7%**	**4.3%**
Efficiency ratio[3]	38.3%	40.6%	38.9%	41.5%	38.3%
Costs / assets[4]	1.5%	1.4%	1.3%	1.3%	1.4%
Avg. Demand deposits / interest earning assets	27.4%	28.5%	29.4%	32.1%	34.2%
Return on avg. Equity	**13.9%**	**16.8%**	**9.5%**	**11.5%**	**20.4%**
Return on avg. Assets	0.9%	1.1%	0.6%	0.7%	1.3%
Return on RWA	1.6%	1.9%	1.0%	1.3%	2.2%

36

(Ch$ millions)	Dec-19	Mar-20	Jun-20	Sep-20	Dec-20
Asset quality					
Impaired loans[5]	**1,916,609**	**1,957,827**	**1,875,052**	**1,845,310**	**1,789,983**
Non-performing loans (NPLs) [6]	**671,336**	**679,232**	**664,754**	**543,246**	**486,435**
Past due loans[7]	360,620	374,181	381,012	354,105	325,044
Loan loss reserves	(893,167)	(906,993)	(978,589)	(1,002,094)	(976,811)
Impaired loans / total loans	5.9%	5.7%	5.3%	5.3%	5.2%
NPLs / total loans	2.1%	2.0%	1.9%	1.6%	1.4%
PDL / total loans	1.1%	1.1%	1.1%	1.0%	0.9%
Coverage of NPLs (Loan loss allowance / NPLs)	133.0%	133.5%	147.2%	184.5%	200.8%
Coverage of PDLs (Loan loss allowance / PDLs)	247.7%	242.4%	256.8%	283.0%	300.5%
Risk index (Loan loss allowances / Loans) [8]	2.7%	2.6%	2.8%	2.9%	2.8%
Cost of credit (prov expense annualized / avg. loans)	1.9%	1.2%	2.2%	1.5%	1.0%
Clients and service channels (#)					
Total clients	3,418,185	3,462,655	3,461,403	3,509,957	3,607,609
Digital clients	1,246,996	1,316,452	1,339,361	1,488,902	1,546,524
Current account holders (including Superdigital)	1,142,078	1,221,650	1,278,235	1,350,251	1,508,530
Branches	377	368	367	365	358
ATMs (includes depositary ATMs)	1,088	1,093	1,104	1,176	1,199
Employees	11,200	11,067	11,028	10,792	10,470
Market information (period-end)					
Net income per share (Ch$)	**0.62**	**0.76**	**0.45**	**0.56**	**0.97**
Net income per ADR (US$)	**0.33**	**0.36**	**0.22**	**0.28**	**0.55**
Stock price	43	33	33.60	27.30	34.1
ADR price	23.07	15.13	16.4	13.86	18.99
Market capitalization (US$mn)	11,180	7,008	8,386	6,478	8,946
Shares outstanding	188,446	188,446	188,446	188,446	188,446
ADRs (1 ADR = 400 shares)	471	471	471	471	471
Other Data					
Quarterly UF inflation rate[9]	0.9%	1.0%	0.3%	0.0%	1.3%
Central Bank monetary policy reference rate (nominal)	1.75%	0.50%	0.50%	0.50%	0.50%
Observed Exchange rate (Ch$/US$) (period-end)	747.37	853.78	821.40	784.33	712.47

1. Ratio = (Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + Demand deposits)
2. NIM = Net interest income annualized divided by interest earning assets
3. Efficiency ratio = (Net interest income+ Net fee and commission income +Financial transactions net + Other operating income +Other operating expenses) divided by (Personnel expenses + Administrative expenses + Depreciation). Excludes impairment charges
4. Costs / assets = (Personnel expenses + Adm. Expenses + depreciation) / Total assets
5. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.
6. Capital + future interest of all loans with one installment 90 days or more overdue.
7. Total installments plus lines of credit more than 90 days overdue.
8. Based on internal credit models and CMF guidelines. Banks must have a 100% coverage of risk index.
9. Calculated using the variation of the Unidad de Fomento (UF) in the period.

37